UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Preliminary Results of Operations

The preliminary results of SK hynix Inc. (“SK hynix” or the “Company”) shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in millions of Won or %)		Current Period (Third quarter(1) of 2026)	Previous Period (Second quarter(2) of 2026)		Changes (%)		Year-to-Year Comparison (Third quarter(1) of 2025)	Changes (%)
Revenue	Quarterly Results Year-to-date (“YTD”)(3) Results	104,615,483 236,510,516	79,318,746 N.A.	*	31.9 N.A.	*	24,448,929 64,320,022	327.9 267.7
Operating Profit	Quarterly Results YTD(3) Results	83,333,818 181,486,709	60,542,608 N.A	*	37.6 N.A	*	11,383,390 28,036,745	632.1 547.3
Profit from Continuing Operations Before Income Tax	Quarterly Results YTD(3) Results	50,708,500 225,033,713	122,708,355 N.A.	*	(58.7 N.A.	) *	14,790,428 32,812,240	242.8 585.8
Profit (Loss) for the Period	Quarterly Results YTD(3) Results	39,775,593 174,044,095	93,922,593 N.A.	*	(57.7 N.A.	) *	12,597,538 27,701,949	215.7 528.3
Attributable To: Controlling Interests	Quarterly Results YTD(3) Results	39,534,392 173,684,804	93,820,236 N.A.	*	(57.9 N.A.	) *	12,595,195 27,699,504	213.9 527.0

(1)	Refers to the three-month period from July 1 to September 30 of a given year.
(2)	Refers to the three-month period from April 1 to June 30 of a given year.
(3)	Refers to the nine-month period from January 1 to September 30 of a given year.
*	Means “not applicable.”

2. Source of Data	Data Provider	Investor Relations, SK hynix

	Provided for	Investors and Press

	(Expected) Date / Time of Provision	October 28, 2026 / 9:00 a.m. (Seoul time)

	Location	2026 3Q Earnings Results Conference Call

	Organizing Team	Investor Relations, SK hynix (+82-31-5185-4114)

3. Other Important Matters Relating to an Investment Decision

-   The preliminary results set forth in this report have been prepared on a consolidated basis in accordance with International Financial Reporting Standards as adopted in Korea. As these results are provisional figures for which the audit by the Company’s external auditor has not yet been completed, they may be subject to change.

-   The materials for the Company’s conference call will be available on its Investor Relations website on October 28, 2026 (Seoul time)

(https://www.skhynix.com g IR g Financial Information g Earnings Release).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name:	Seonghwan Park
Title:	Head of Investor Relations

Date: October 28, 2026